SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
40 BANK STREET CANARY WHARF LONDON E14 5DS ________ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com
EMAIL ADDRESS PRANAV.TRIVEDI@SKADDEN.COM

AFFILIATE OFFICES

________

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

________

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

January 28, 2013

DRSLTR Submission and Hand Delivered

Correspondence Relating to Draft Registration Statement

Ms Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	QIWI plc
Confidential Draft Registration Statement on Form F-1 Submitted November 5, 2012
CIK No. 0001561566

Dear Ms. Ransom:

On behalf of our client QIWI plc (the “Company,” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2012 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1, CIK No. 0001561566, confidentially submitted with the Commission on November 5, 2012 (the “F-1 Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No.1 to the F-1 Registration Statement (the “Amendment”). For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement since the initial filing.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in the Amendment. Unless otherwise stated, page references in the text of this letter correspond to pages and captions in the Amendment.

General

1.	Please revise the registration statement to include all information required by Form F-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

The Company confirms that it will include all information required by Form F-1, including filing the required exhibits and will complete all blanks in the registration statement, subject to applicable exemptions available to QIWI, prior to requesting effectiveness or distributing the prospectus. The Company understands that the Staff will need sufficient time to review such information before declaring the registration statement effective.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications as well as copies of any research reports about QIWI that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in QIWI’s offering. To date, neither the Company nor any authorized person has provided any written materials to investors in reliance on Section 5(d) of the Securities Act. Likewise, the Company has confirmed with the underwriters in the offering that, to date, no research report about the Company has been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any banker or dealer that is participating or will participate in QIWI’s offering.

3.	In the prospectus, you have cited to reports by Edgar, Dunn & Company, Radar Research and HSBC. Please tell us if you commissioned any of such reports for use in connection with the registration statement.

Response:

The Edgar, Dunn & Company, J’Son and Partners and Radar Research reports referenced in the F-1 Registration Statement were commissioned by the Company for use in connection with the F-1 Registration Statement. These are the only reports commissioned by the

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Company for use in connection with the F-1 Registration Statement. Edgar, Dunn & Company’s, J’Son and Partners’ and Radar Research’s consents will be filed in a subsequent amendment to the F-1 Registration Statement and in any event prior to requesting effectiveness or distributing the prospectus. The HSBC report referenced in the F-1 Registration Statement was not commissioned by the Company and is publicly available.

4.	Given the absence of a public market in the U.S. for your ADSs, as well as the nature of the offering and identity of the selling security holders, some of whom appear to be affiliates, we are concerned that this transaction could be a primary offering of your securities to the public, with the selling security holders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response:

For the reasons set forth below, the Company respectfully submits that the Offering by the Selling Shareholders under the Registration Statement, is not, and should not be considered, a primary offering of the ADRs to the public and that the Selling Shareholders are not, and should not be considered to be, acting as a conduit in a distribution to the public.

Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules provides that “[t]he question of whether an offering styled a secondary offering one is really on behalf of the issuer is a difficult one, not merely a question of who receives the proceeds” and that consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

(a) How long the Selling Shareholders have held the ordinary shares underlying the ADSs.

The principal and selling shareholders of the Company listed in the caption “Principal and Selling Shareholders” of the F-1 Registration Statement are Antana International Corporation (“Antana”), Saldivar Investment Limited (“Saldivar”), Dargle International Limited (“Dargle”), E1 Limited (“E1”), Bralvo Limited (“Bralvo”), Palmway Holdings Limited (“Palmway”), Mail.ru Group Limited (“Mail.ru”) and Mitsui & Co., Ltd (“Mitsui”, and together with Antana, Saldivar, Dargle, E1, Bralvo, Palmway and Mail.ru, the “selling shareholders”). As of the date of this Response Letter, all of the outstanding shares to be sold pursuant to the F-1 Registration Statement will have been held by the beneficial owners of Antana, Saldivar, Dargle and Bralvo since the Company’s formation in 2007. The beneficial owners of E1 were the founders of E-Port Group, which merged in 2007 with the Company’s predecessor OE Investments Limited to form Qiwi plc. The beneficial owner of

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Palmway bought its stake in the Company in 2008. Mail.ru and Mitsui are publicly listed companies and they acquired their respective stakes in the Company in 2007 and 2010. Therefore, the Company respectfully submits that, as of the date of this Response letter, all the selling shareholders will have held their stake in the Company for several years, placing the full risk of investing in such shares on them for a substantial period of time.

(b) The circumstances under which they received them.

The beneficial owners of Antana, Saldivar, Dargle and Bralvo acquired their respective stakes in the Company in connection with its formation. The beneficial owner of Palmway acquired its stake in the Company in 2008. Mail.ru and Mitsui acquired their respective stakes in the Company in 2007 and 2010. The fact that all selling shareholders acquired their stake in the Company for full consideration in private transactions exempt from the registration requirements of the Securities Act and have borne the investment risk associated with such securities for a considerable period of time, is consistent with the Company’s view that the sale of the class B shares by the selling shareholders in this offering constitutes a genuine secondary offering.

(c) Their Relationship to the Issuer.

The Company has no commitment, agreement, arrangement or understanding with any Selling Shareholder regarding a distribution of the QIWI’s shares included in the Registration Statement, and those Selling Shareholders who sell QIWI shares pursuant thereto will do so without collecting a fee or commission from the Company. In addition, none of the Selling Shareholders’ acquisitions of the outstanding shares covered by the F-1 Registration Statement were conditioned on the Selling Shareholders’ right to resell the underlying shares. Rather, each Selling Shareholder acquired the securities for its own account. Accordingly, the Selling Shareholders have solely borne the risk associated with their investment in the ordinary shares issued by QIWI.

In addition, as stated in the F-1 Registration Statement, the Company will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

(d) The Amount of Shares Involved.

Although the amount of QIWI shares to be registered has not yet been determined the Company does not believe that it will be significant compared to the QIWI shares that will not be registered.

(e) Whether the Sellers Are in the Business of Underwriting Securities.

In connection with the filing of the F-1 Registration Statement, the Company asked each Selling Shareholder to disclose any affiliation or association of such Selling Shareholder, directly or indirectly, with the Financial Industry Regulatory Authority (“FINRA”) or with any FINRA member, or if such Selling Shareholder is otherwise a broker-dealer or an affiliate of a broker-dealer. In responding to this question, each Selling Shareholder indicated that it had no such information to disclose. Accordingly, the Company has no reason to believe that any of the Selling Shareholders are in the business of buying and selling securities.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

(f) Whether Under all the Circumstances It Appears that the Seller is Acting as a Conduit for the Issuer.

The Company respectfully submits that, the totality of the facts and circumstances surrounding the Offering, together with the information provided above, demonstrates that the Selling Shareholders are not acting as a conduit in a distribution to the public. The Selling Shareholders are acting for their own account in an arms-length transaction with the Underwriters.

Summary, page 1

5.	Please disclose in this section, when known, the percentage of your issued share capital and the percentage of your voting power to be held by your directors and officers, in the aggregate, and by each of Mail.ru Group Limited and Mitsui & Co., Ltd upon the consummation of the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 6 of the Amendment.

Risk Factors, page 14

6.	Please delete the fifth sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response:

In response to the Staff’s comment, the Company deleted the fifth sentence in the italicized introductory paragraph to the risk factor section. Please see page 14 of the Amendment.

7.	Add a risk factor that discusses the fact that, because the deposit agreement governs the ability of an ADS holder to vote and to receive dividends or other distributions, an ADS holder may not be able to vote or to receive distributions to the same extent as an ordinary shareholder.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

The Company respectfully submits that the first part of the Staff’s comment is already disclosed in the risk factor “You may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise your right to vote.” In response to the Staff’s comment, the Company amended this risk factor to also cover the distributions point referenced in the Staff’s comment. Please see page 28 of the Amendment.

Risks Related to Our Business and Industry, page 14

Our systems and our third party providers’ systems may fail due to factors beyond our control…, page 20

8.	Explain the risk resulting from the fact that both of your data centers are located in the city of Moscow.

Response:

In response to the Staff’s comment, the Company has amended the disclosure to further clarify the risk resulting from the fact that both of its data centers are located in the city of Moscow. Please see page 20 of the Amendment.

We may not be able to successfully protect our intellectual property…, pages 23

9.	Clarify whether Russia, Kazakhstan, or any country in which you have begun to expand your business provides less protection to a company’s intellectual property than the United States.

Response:

In response to the Staff’s comment, the Company has amended the disclosure accordingly. See page 24 of the Amendment.

Risks Relating to Corporate Governance Matters and Organizational Structure, page 25

As a foreign private issuer whose ADSs are listed on the , we have elected to follow certain home country corporate governance practices…, page 28

10.	Since a foreign private issuer is not subject to Exchange Act Section 14’s proxy requirements, it is not necessary to state that you intend to follow Cyprus corporate governance practices, rather than U.S. corporate governance practices, regarding “the provision of proxy statements for general meetings of shareholders.” Revise accordingly.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 28 of the Amendment.

Risks Related To the Russian Federation and Other Markets in Which We Operate, page 29 Shareholder liability under Russian corporate law…, page 35

11.	To the extent material, please disclose the amount of debt, as of June 30, 2012, for which you could become liable.

Response:

The Company respectfully advises the Staff that as of June 30, 2012 the net assets of the Company were positive in the amount of RUR 2,288,985 thousand. Therefore, technically as of June 30, 2012, the Company could not become liable for any such debt. Evaluating the potential exposure in the event of a bankruptcy or insolvency of any subsidiary for which we may be considered to be the “effective parent” is not feasible at this time since the amount of debt exposure is highly dependent on the credit position of such subsidiary at the time of its bankruptcy or insolvency.

Risks Relating to Taxation, page 36

12.	We note your statement that, while you do not anticipate being a PFIC for the current taxable year or in the foreseeable future, because “PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that [you] will not be considered a PFIC for any taxable year” (p. 142). Accordingly, provide a risk factor that briefly discusses the risks to your U.S. holders should you be classified as a PFIC. Include in this discussion the fact that, should you be classified as a PFIC, you do not intend to furnish the information necessary for U.S. holders to make qualified electing fund elections that would provide some relief from the PFIC rules (see p. 143).

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the risk factors section to include a risk factor discussing the points in the Staff’s comment. Please see page 41 of the Amendment.

Risks Relating to the Offering, page 41

We have not yet assessed the effectiveness of our internal control…, page 42

13.	Please tell us how you determined that you will not be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 until your Annual Report on Form 20-F for the year ending December 31, 2017. Please revise to specify whether you are referring to paragraph (a) or (b) of Section 404.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

In response to the Staff’s comment, the Company has revised the first sentence of this risk factor to make it clear that pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, it will not be required to comply with the internal control, evaluation and certification requirements until the Company files with the SEC its second annual report after becoming a public company. Please see page 43 of the Amendment.

14.	Please revise this risk factor to address the fact that your independent registered public accounting firm identified a material weakness in your internal controls in connection with its audit of your financial statements for the year ended December 31, 2011. Please also clarify the meaning of the seventh sentence.

Response:

In response to the Staff’s comment, the Company has amended the disclosure accordingly. Please see page 43 of the Amendment.

Future sales of ADSs may affect their market price, page 43

15.	To the extent material, please provide disclosure to explain to investors how the expiration or waiver of lock-up agreements could affect the trading price of your ADSs. Please include in such disclosure the amount of ordinary shares subject to lock-up agreements and that may be resold upon expiration or waiver.

Response:

In response to the Staff’s comment, the Company further expanded on the risk factor “Future sales of ADSs may affect their market price”. Please see page 44 of the Amendment under the heading “Future sales of ADSs or ordinary shares by existing shareholders could cause the price of our ordinary shares or ADSs to decline.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

16.	In an appropriate place in this section or in “Business,” please explain the role of Qiwi Bank in your business. Please also explain the role of deposits received from agents and consumers and deposits with merchants, as discussed in “—Liquidity and capital resources,” in your business and their relationship, if any, with Qiwi Bank.

Response:

In response to the Staff’s comment, the Company has amended the disclosure accordingly. Please see page 77 and page 97 of the Amendment.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Results of Operations, page 63

Six months ended June 30, 2012 compared to six months ended June 20, 2011, page

64 Adjusted net revenue and segment net revenue, page 65

17.	Please quantify to the extent practicable the decline in merchant fees and the increase in costs associated with Qiwi Wallet customers reloading their wallets disclosed in last sentence of the third paragraph. Please provide similar disclosures in your discussion of adjusted net revenue and segment net revenue for the year ended December 31, 2011 compared to the year ended December 31, 2010 on page 69.

Response:

In response to the Staff’s comment, the Company has amended the disclosure accordingly. Please see page 67, 71, 74 and 75 of the Amendment.

Other non-operating gains and losses, page 66

Other income, page 66

18.	Please tell us your basis for the write-off and derecognition of credit balances. We are particularly interested in whether the obligations were discharged or cancelled. Please refer to paragraph 39 of IAS 39.

Response:

The Company advises the Staff that it amended the disclosure on page 68 of the Amendment to state that the reason for a decrease in other income for the six months ended June 30, 2012 compared to the same period in 2011 was primarily due to the recovery of accounts receivable written off in prior periods, and not due to write-off of certain credit balances, as was previously disclosed, as the amount of write-off of credit balances was immaterial (approximately RUB 1 million), and therefore was not the reason for the changes in other income for the periods discussed.

Liquidity and capital resources, page 74

19.	Please reconcile the disclosure in this subsection that your principal needs for liquidity “will likely continue to be…the payment of dividends” with disclosure elsewhere in the prospectus that you do not have any present plan to pay cash dividends in the foreseeable future.

Response:

In response to the Staff’s comment, the first sentence of the second paragraph in the “Liquidity and Capital Resources” section (“Our principal needs for liquidity have been, and

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

will likely continue to be, deposits with merchants and other working capital items, capital expenditures, acquisitions, and the payment of dividends””) has been replaced with the following sentence: “Our principal needs for liquidity have been, and over the near term will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions.” Please see page 77 of the Amendment.

Tabular Disclosure on Contractual Obligations, page 77

20.	Please disclose the currency in which the amounts in the table are denominated and whether such amounts are expressed in thousands, millions or another amount.

Response:

In response to the Staff’s comment, the Company has amended the table to include a reference to the relevant currency which is RUB. Please see page 80 of the Amendment.

21.	Please revise to include other non-current liabilities reflected in the statement of financial position for the latest fiscal year or include a discussion of other non-current liabilities to the extent necessary to understand the timing and amount of the obligations. Please refer to Item 5.F.1 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has amended the disclosure by including a discussion of other non-current liabilities in order to further clarify the timing and amounts of the related obligations. Please see page 80 of the Amendment.

Business, page 82

Competitive Strengths, page 83

22.	Please tell us why you believe your security infrastructure is a competitive strength when you have experienced breaches in your security by hackers in the past, as disclosed on page 20.

Response:

As described in the prospectus, including under the caption “Business - Our Technology Platform,” the Company has invested considerable time and funds to develop security protocols which it believes are comparable to the security systems of other leading payment service providers located in Western Europe and the United States. In addition, the Company believes, that in the markets in which it holds leading positions, such as Russia and Kazakhstan, as well as in other markets in which it operates, very few payment service providers, including banks, have developed security protocols comparable to the Company, which has given QIWI a competitive advantage. For example, as we disclose in the Amendment (see page 100), the Company employs in its operations a 3-D secure system

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

similar to those adopted by major payment networks, and its agreement with VISA requires it to be compliant with VISA-approved security standards which are considered to be state-of-the art.

Although the breaches QIWI experienced in the past did not result in any material losses or liabilities, in accordance with the Division Finance’s Disclosure Guidance Topic No. 2, the Company felt that it was appropriate to include this risk factor in the prospectus so that its potential investors are alerted to the cybersecurity risks affecting its operations. The Company respectfully submits that, for the reasons expressed above, this disclosure does not contradict its belief that its security platform gives it a competitive advantage.

Value Added Services, page 90

23.	Please disclose how you determine the “contact” metric.

Response:

In response to the Staff’s comment, the Company has amended the disclosure to clarify how it determines the “contact” metric. Please see page 98 of the Amendment.

Compensation of Directors and Executive Officers, page 111

24.	Disclose the total amounts set aside or accrued by you or your subsidiaries to provide pension, retirement or similar benefits to your executive officers and directors for the most recently completed fiscal year. See Item 6.B.2. of Form 20-F.

Response:

The Company advises the Staff that it does not provide pensions, retirement or similar benefits to any of its executive officers and directors other than the limited coverage that is required under Russian law. These statutory amounts are included in Selling, General and Administrative Expenses. Neither the Company, nor any of its subsidiaries, sets aside or accrues any amounts for the provision of pension, retirement or similar benefits. In response to the Staff’s comment, the Company has revised the disclosure to include a statement that no amounts have been accrued in any of the periods presented in respect of pensions, retirement or similar benefits. Please see page 119 of the Amendment.

Principal and Selling Shareholders, page 113

25.	Please include a column in the table to disclose, when known, the number of class B shares offered by each selling shareholder. See Item 9.D.2 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has amended the disclosure accordingly. Please see page 121 of the Amendment.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

26.	Disclose the number of your U.S. holders and percentage of shares held by them. See Item 7.A.2. of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to clarify that no QIWI ordinary shares are currently held by U.S. holders. Please see page 121 of the Amendment.

Related Party Transactions, page 115

Loan Agreements, page 115

27.	For each loan described in this subsection, please disclose the largest amount outstanding during the period of the loan and the amount outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 123 of the Amendment.

Bank Accounts and Deposits, page 117

28.	To the extent the accounts and deposits of the affiliates are material to you, please provide disclosure to inform investors of the extent of Qiwi Bank’s accounts and deposits represented by the affiliates. See Item 7.B.1 of Form 20-F.

Response:

The Company respectfully advises the Staff that the disclosure in the sub-section with the heading “Bank Accounts and Deposits” relates to RUB 58,857,688 of deposits from other related parties (those that fall under the definition of related parties pursuant to the requirements of Item 7.B.1 of Form 20-F but may not be considered related parties under IFRS). The Company does consider this amount to be material.

Agreement with MegaFon, page 117

29.	To the extent the agreement with MegaFon is material to you, please provide disclosure to inform investors of the extent of your business represented by MegaFon. See Item 7.B.1 of Form 20-F.

Response:

The Company respectfully submits that this information is already disclosed in the Business section under the caption “Merchants – Relationship with the major MNOs” and other parts of

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

the F-1 Registration Statement including Note 6 to the unaudited interim condensed consolidated financial statements and Note 9 to the consolidated financial statements. In response to the Staff’s comment the Company has revised the disclosure on page 125 of the Amendment to include similar disclosure.

Taxation, page 137

30.	Disclose whether the ownership or disposition of your ADSs is expected to result in material tax consequences under Cypriot law for U.S. holders. If there are material tax consequences, then please further state in the introductory paragraph that the summary of Cypriot tax considerations includes a discussion of the material tax consequences to U.S. investors regarding the ownership or disposition of your ADSs under Cypriot law.

Response:

The Company advises the Staff that, under Cyprus law, the holding and disposal of the ADSs by a non-tax resident will not create any tax liability in Cyprus. Under Cyprus law non-tax residents are not liable for any tax on dividends received by a Cyprus company or the disposal of shares or other securities of a Cyprus company. The Company has revised the disclosure to clarify these points. Please see page 145 of the Amendment.

31.	Supplementally advise, with a view to disclosure, whether, given your principal base of operations in Russia, there are any Russian tax provisions that could result in material Russian tax consequences to U.S. holders regarding the ownership or disposition of your ADSs.

Response:

In response to the Staff’s comment, the Company has amended the F-1 Registration Statement by including disclosure regarding certain Russian tax considerations relevant to the purchase, ownership and disposition of the ADSs. See page 153 of the Amendment.

Certain Cypriot Tax Considerations, page 137

Tax residency, page 137

32.	Please disclose whether you anticipate being a resident of Cyprus for tax purposes. If you do, then please provide disclosure to inform investors of the uncertainty regarding your status as a resident of Cyprus for tax purposes. For example, you may include a cross-reference to the first risk factor on page 40.

Response:

The Company anticipates being a resident of Cyprus for tax purposes. Therefore, in response to the Staff’s comment, the Company has amended the disclosure to inform investors of the uncertainty regarding its status as a resident of Cyprus for tax purposes as already discussed in the risk factor “We may be deemed to be a tax resident outside of Cyprus”. Please see page 145 of the Amendment.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Underwriting, page 145

33.	Please disclose the “certain other exceptions” pursuant to which the lock-up may not apply.

Response:

In response to the Staff’s comment, the Company will revise the disclosure to include the various exemptions to the lock-up arrangements in a subsequent amendment to the F-1 Registration Statement.

Expenses of the Offering, page 153

34.	Please disclose the percentage of expenses borne by the selling shareholders. See Item 9.F.2 of Form 20-F.

Response:

The Company advises the Staff that no expenses will be borne by the selling shareholders. Disclosure has been included in the prospectus to clarify this point. Please see page 164 of the Prospectus.

Where You Can Find More Information, page 157

35.	You may not qualify statements in the prospectus regarding a document, except to the extent permitted by Securities Act Rule 411(a). Please revise the last two sentences of the first paragraph.

Response:

The Company has amended the disclosure accordingly. Please see page 168 of the Amendment.

Consolidated Financial Statements, page F-3

2. Principles underlying preparation of consolidated financial statements, page F-10

2.1 Basis of preparation, page F-10

36.

Please tell us when you adopted International Financial Reporting Standards as published by the International Accounting Standards Board and your consideration of providing the disclosures required by IFRS 1. In addition, if you adopted IFRS 1 prior to 2009, please tell us your consideration of disclosing the elections taken upon first time adoption of IFRS that continue to have a significant impact on the financial statements. Please refer to paragraph 117 of IAS 1, which requires disclosure in the

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

summary of significant accounting policies of the measurement basis used to prepare the financial statements and other accounting policies used that are relevant to an understanding of the financial statements.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page F-11 of the Amendment to describe when it first adopted International Financial Reporting Standards as published by the International Accounting Standards Board and the relevant considerations.

2.2 Basis of consolidation, page F-11

37.	We note your disclosure in the first bullet point of the fifth paragraph that you derecognize the assets, including goodwill, and liabilities of a subsidiary if the Group losses control over the subsidiary. Please clarify your disclosure to state whether you derecognize the assets, including goodwill and liabilities of the subsidiary at their carrying amounts at the date when control is lost. Please refer to paragraph 34(a) of IAS 27.

Response:

In response to the Staff’s comment, the Company has revised the discussion on page F-12 to clarify that the assets and liabilities of the disposed subsidiaries are de-recognized at carrying values.

3. Summary of significant accounting policies, page F-19

3.2 Investment in an associate, page F-20

38.	We note that you recognize your share of changes in the equity of associates in other reserves. Please tell us your basis in IFRS for recognizing changes in equity of associates as capital transactions as opposed to a gain or loss in the consolidated statement of comprehensive income.

Response:

The Company advises the Staff that, although the description of the equity method in IAS 28 indicates that the investor’s share of the profit or loss of the associate is recognised in the investor’s profit or loss, and the investor’s share of changes in items of other comprehensive income of the associate is recognised in other comprehensive income of the investor (IAS 28.11), no explicit reference is made to other items that the associate may have in its statement of changes in equity. However, given the nature of changes in the equity of associates, which mainly related to contributions from other shareholders without changes in the Company’s ownership share in associates, the Company concluded that accounting for its share in these changes through equity was appropriate as its equity grows as a result of such transactions.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

3.6 Impairment of non-financial assets, page F-24

Intangible assets, page F-25

39.	We note your disclosure that intangible assets with indefinite useful lives are tested for impairment annually as of December 31 either individually or at the cash generating unit level, as appropriate. Please disclose whether you also test indefinite lived assets for impairment whenever events or changes in circumstances indicate that an asset may be impaired. Please refer to paragraph 108 of IAS 38.

Response:

We have amended the discussion on page F-26 to clarify that we also test indefinite lived assets for impairment whenever events or changes in circumstances indicate that an asset may be impaired.

3.15 Revenue and certain expenses recognition, page F-32

Revenue and cost from rent of space for terminals, page F-33

40.	Please tell us why your policy of recognizing revenue from rent of space for terminals and cost of rent of space for terminals in proportion to the number of terminal premises leased complies with IAS 17. Please refer to paragraphs 33 and 50 of IAS 17.

Response:

IAS 17.33 states that “Lease payments under an operating lease shall be recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit”, and IAS17.50 states that “Lease income from operating leases shall be recognised in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.” The agreements for the rent of space for terminals from retail shops and the agreements for the sublease of space for terminals to agents are based on a fixed monthly lease fee per one terminal space. Therefore, both revenue and cost from rent of space for terminals are recognized on a straight-line basis over the lease term for each terminal space. Total revenue and cost from rent of space for terminals for a reporting period is equal to the number of spaces leased multiplied by the applicable revenue and cost per single space. The related financial statements disclosures were updated to clarify this. Please see page F-34 of the Amendment.

5. Acquisitions of shares in subsidiaries, page F-38

41.	Please tell us your consideration of disclosing acquisition-related costs and the line item or items in the statement of comprehensive income in which those expenses are recognized. Please refer to paragraph B64 (m) of IFRS 3.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

We have revised the disclosure on page F-20 to clarify that “they were zero for all periods presented”.

42.	We note your disclosure on page 70 regarding the gain on the bargain purchase of Instant Payment LP. Please tell us your consideration of disclosing the acquisition, the amount of the gain and the reasons why the transaction resulted in a gain. Please refer to paragraph B64 (n) of IFRS 3.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-41 by disclosing the consideration for the acquisition, the amount of the gain and the reasons why the transaction resulted in a gain.

6. Consolidated subsidiaries, page F-43

43.	Please tell us your consideration of providing a schedule showing the effects of changes in your ownership interests in subsidiaries that do not result in loss of control on the equity attributable to the owners of the parent. Please refer to paragraph 41(e) of IAS 27.

Response:

In response to the Staff’s comment, the Company updated its annual financial statements to include this information. Please see page F-48 of the Amendment.

The Company also advises the Staff that it updated the December 31, 2011 financial statements to correct an insignificant error related to recording of an acquisition of non-controlling interest in one of its subsidiaries (TOO OSMP Kazakhstan). No transactions with non-controlling interest without a loss of control took place in the six months ended June 30, 2011 and 2012.

44.	Please disclose the nature of the relationship between you and QIWI Chile S.A. and QIWI Baltic Ltd. and the reasons why your ownership of less than half of the voting or potential voting power constitutes control. Please refer to paragraph 41(a) of IAS 27.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 5 on page F-43 of the Amendment to clarify that 26% in QIWI Argentina S.A. and QIWI Chile S.A represents an effective indirect ownership interest. The Group held its interest in these entities through its 51%-owned subsidiary, Kingstown Investments Limited, which in turn owned controlling stakes in these two entities.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

45.	We note several acquisitions and dispositions of interests in subsidiaries that are not disclosed in Notes 5 and 8. Please advise.

Response:

The Company disclosed other insignificant acquisitions and disposals in a summarized form in its financial statements. Please see Notes 5 and 8 to the Company’s consolidated financial statements and Note 3 of the Company’s interim condensed consolidated financial statements.

Note 7 - Investments in associates, page F-46

46.	We note that you acquired interests in a number of associates which are not disclosed in Note 5. Please advise.

Response:

The Company disclosed other insignificant acquisitions of associates in a summarized form in its financial statements. Please see Note 7 to the Company’s consolidated financial statements and Note 4 to the Company’s interim condensed consolidated financial statements.

9. Operating segments, page F-49

47.	Please tell us your consideration of disclosing interest revenue, interest expense, depreciation and amortization, interest in the profits or loss associates and joint ventures accounted for by the equity method and other material expense items reflected in segment profit before tax. Please refer to paragraph 23 of IFRS 8.

Response:

In response to the Staff’s comment, the Company has revised the disclosure starting on page F-53 to include depreciation and amortization, interest income, interest expense and our share of losses of associates. See Note 6 of the Company’s interim consolidated financial statements and Note 9 of the Company’s consolidated financial statements.

48.	Please provide a reconciliation of the reportable segments’ non-current assets to the amount of property, plant and equipment and intangible assets presented in the consolidated statement of financial position. Please refer to paragraph 28(c) of IFRS 8.

Response:

In response to the Staff’s comment, the Company has updated the disclosure accordingly. See Note 6 of the Company’s interim consolidated financial statements and Note 9 of the Company’s consolidated financial statements.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

18. Share capital, additional paid-in capital and other reserves, page F-64

49.	Please tell us your consideration of disclosing the nature and purpose of other reserves classified as equity. Please refer to paragraph 79(b) of IAS 1.

Response:

Please, refer to the Note 18, paragraph 3 to the F-1 Registration Statement, where this is disclosed. In addition, the Company has provided a more detailed breakdown of the amounts of other changes in equity in the statement of changes in equity. Please see pages F-7, F-8 and F-9 of the Amendment.

27. Dividends paid and proposed, page F-69

50.	If dividends on the ADSs will be declared in a currency other than the reporting currency, please identify that currency. Also, please disclose a description of material exchange restrictions or controls related to the reporting currency or the currency in which you will pay dividends. In addition, please describe the nature and extent of any significant restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends or to repay loans or advances.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-23, F-74 and F-116 of the Amendment as requested by the Staff.

29. Commitments, contingencies and operating risks, page F-72

Anti-Trust Investigation in Kazakhstan, page F-74

51.	Please tell us your consideration of disclosing an estimate of the potential financial effect of the investigation and the uncertainties relating to the amount or timing of any outflow. Please refer to paragraph 86 of IAS 37.

Response:

The Company has updated its financial statements for subsequent developments of an anti-trust investigation in Kazakhstan. Please see pages F-78 and F-119 of the Amendment. The Company supplementally advises the Staff that if similar investigations by the Competition Protection Agency were to occur in the future the Company cannot reliably estimate, in accordance with the requirements of IAS 37.86, the amounts for which it may be liable.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Pledge of assets, page F-74

52.	We note that promissory notes pledged by the Group as collateral for providers exceed the amount of loans receivable disclosed in Note 14. Please tell us how the promissory notes pledged as collateral for the providers is presented in your financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-79 and F-121 of the Amendment to clarify that these promissory notes were classified as debt instruments and were not a part loans receivable.

32. Financial Instruments, page F-78

53.	Please tell us your consideration of disclosing the methods and, when a valuation technique is used, the assumptions applied in determining the fair values of each class of financial assets and liabilities. Please also tell us your consideration of disclosing the level in the fair value hierarchy into which the fair value measurements are categorized and other information in paragraph 27B of IFRS 7.

Response:

IFRS 7.27B requires certain disclosure regarding fair value measurements recognised in the statement of financial position for each class of financial instruments, including disclosure of the fair value hierarchy into which the related fair value measurements are categorized. The only two types of instruments that were recognized in the statement of financial position at fair value and measured at fair value through profit and loss (FVTPL) are financial assets representing call options over shares of subsidiaries and associates and a financial liability representing a put option over shares of a non-controlling interest. The Company has revised its disclosure in Note 32 of its consolidated financial statements and Note 21 of its unaudited interim condensed consolidated financial statements (see page F-85 and F-124 respectively) to clarify the above information on these instruments, which the Company considers to have insignificant impact on its financial position and results of operations.

34. Events after the reporting date, page F-80

Stock option plan, page F-81

54.	When you determine the offering price of the ADSs/Class B shares please disclose the per-share fair value of the options granted prior to the IPO and the amount of compensation that will be recognized over the vesting period of the options. Please also disclose how you estimated the fair value, including the valuation technique and significant assumptions used. Refer to paragraphs 16-18 of IFRS 2.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Response:

Comment noted. Appropriate disclosure will be included in a subsequent amendment to the F-1 Registration Statement.

Notes to interim condensed consolidated financial statements, page F-88

55.	Please address the above comments relating to the audited financial statements to the extent applicable to your interim financial statements.

Response:

To the extent applicable, revisions to the audited financial statements in response to the Staff’s comments were also made in the Company’s interim financial statements (Comments 45-48 and 50-54).

56.	Please provide a statement that the same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements or, if those policies or methods have changed, a description of the nature and effect of the change. Please refer to paragraph 16(a) of IAS 34.

Response:

The Company has amended its disclosure accordingly. Please see page F-96 of the Amendment.

Item 9. Undertakings, page II-1

57.	Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the section captioned “Undertakings” to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-3

58.	When publicly filing the registration statement, please revise to include a separate signature block for persons signing the registration statement in their individual capacities. Please also include the signature of a person duly authorized to sign the registrant statement on your behalf. Please also include the signature of your controller and principal accounting officer. See Signatures to Form F-1.

Response:

The Company will revise the signature page as requested by the Staff for the publicly filed registration statement.

QIWI plc

Initial Response Letter to SEC Comments

January 28, 2013

Exhibit Index

59.	Please provide the consent of your independent registered public accounting firm when you publicly file the registration statement. Please refer to Item 601(b)(23)(i) of Regulation S-K.

Response:

The consent of the Company’s independent registered public accounting firm, Ernst & Young LLC will be filed as an exhibit to the F-1 Registration Statement that the Company will publicly file with the SEC.

*        *        *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi
Pranav Trivedi
Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

Bill Thomson

Charles Less

Dieter King

QIWI plc

Sergey Solonin

Alexander Karavaev